OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor

New York, New York 10281-1008

November 25, 2014

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer Ultra-Short Duration Fund
File Nos. 333-171815 and 811-22520

Dear Ms. Lithotomos:

Thank you for your comments, provided by telephone to Edward Gizzi, on Post-Effective Amendment No. 9 to the registration statement on Form N-1A for Oppenheimer Ultra-Short Duration Fund (the “Fund”) filed on September 26, 2014. For your convenience, we have included each of your comments in italics below, followed by our responses.

1.	Please confirm that any fee waivers and/or expense reimbursements reflected in the Fund’s fee table in the prospectus will be in place for a period of no less than one year.

We confirm that the fee waivers and/or expense reimbursements reflected in the Fund’s fee table in the prospectus will be in place for a period of no less than one year.

2.	Please confirm that there is an explanation of “duration” in the Fund’s prospectus.

We confirm that the prospectus of the Fund contains an explanation of duration in a paragraph in the summary prospectus titled “What is ‘Duration’?”

3.	Please provide support from Form N-1A for your contention that information about Trusteeships/Directorships that is provided in the Statement of Additional Information (the “SAI”)—additionally and beyond the five years of information required by the Form—is permissible.

Section (C)(3)(b) of Form N-1A provides, under “Other Information,” that a Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required, as long as the information is neither “incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” The additional information regarding trustees/directors satisfies these requirements.

* * *

The Fund hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Commission staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the registration statement or this letter to the undersigned at:

Edward Gizzi
OFI Global Asset Management, Inc.
225 Liberty Street, 11th Floor
New York, New York 10281-1008
212-323-4091
egizzi@oppenheimerfunds.com

Sincerely,

/s/ Amy E. Shapiro
Amy E. Shapiro
Vice President & Assistant Counsel

cc:	Arthur S. Gabinet, Esq.
Edward Gizzi, Esq.
K&L Gates LLP